Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31
	2009		2008
Earnings:
Pretax income excluding income or loss from equity investments	$23,739		$96,949
Adjustments:
Fixed charges	23,213		25,368
Distributed income from equity investments	717		545
Capitalized interest, net of amortization	892		(1,183)
Arch Western Resources, LLC dividends on preferred membership interest	(20)		(29)

Total earnings	$48,541		$121,650

Fixed charges:
Interest expense	20,018		$20,488
Capitalized interest	197		2,073
Arch Western Resources, LLC dividends on preferred membership interest	20		29
Portions of rent which represent an interest factor	2,978		2,778

Total fixed charges	$23,213		$25,368
Preferred stock dividends	—		18

Total fixed charges and preferred stock dividends	$23,213		$25,386

Ratio of earnings to combined fixed charges and preference dividends	2.09	x	4.79	x

Earnings consist of income from operations before income taxes and are adjusted to include only distributed income from affiliates accounted for on the equity method and fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, the portion of operating lease rentals deemed representative of the interest factor and the amortization of debt expense.